FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 31, 2007

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: October 31, 2007 By:	/s/ Kenneth Hsiang
Name:	Kenneth Hsiang
Title:	Chief Financial Officer

ASE TEST LIMITED	October 31, 2007
FOR IMMEDIATE RELEASE

Ken Hsiang, Chief Financial Officer
Tel: +1.510.687.2475	email: ken_hsiang@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Third Quarter Results for the Period Ended September 30, 2007

Taipei, Taiwan, October 31,2007 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its third quarter (3Q07) diluted earnings of $0.37 per share, compared with diluted earnings of $0.37 per share in the third quarter of 2006 (3Q06) and diluted earnings of $0.03 per share in the second quarter of 2007 (2Q07) under generally accepted accounting principles in the Republic of China (“ROC GAAP”)1.    The Company’s third quarter net income totaled $38.1 million, compared with a net income of $37.4 million in 3Q06 and net income of $2.8 million in 2Q07 under ROC GAAP.

Under generally accepted accounting principles in the United States of America (“U.S. GAAP”), the Company reported its 3Q07 diluted earnings of $0.18 per share, compared with diluted earnings of $0.32 per share in 3Q06 and diluted earnings of $0.16 per share in 2Q07. Under U.S. GAAP, the Company’s third quarter net income totaled $19.1 million, compared with a net income of $31.7 million in 3Q06 and net income of $16.7 million in 2Q07.

These unaudited nine months period ended September 30, 2007 results of ASE Test and its subsidiaries will be reported on in accordance with the Singapore Code on Take-overs and Mergers.

RESULTS OF OPERATIONS

Revenues
Net revenues for 3Q07 totaled $128.2 million.  This amount is down 6% from $136.8 million in 3Q06 and up 11% from $115.0 million in 2Q07. As compared with 3Q06, the decrease in our net revenue was primarily due to lower testing volumes.  As compared to 2Q07, the increase in our net revenue was primarily due to higher testing volumes.  As a percentage of the Company’s net revenues, testing revenues and IC packaging revenues accounted for 77% and 23%, respectively, in 3Q07, 82% and 18%, respectively, in 3Q06, and 76% and 24%, respectively, in 2Q07.

The Company’s top ten customers in 3Q07 included (in alphabetical order) Altera Corporation, ATI

_______________
1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

Technologies, Atmel, Cambridge Silicon Radio, IEE, Infineon Technologies AG, Lattice Semiconductor, Legerity, Qualcomm, and VIA Technologies. Net revenues from the Company’s top ten and top five customers accounted for 57% and 39% of net revenues in 3Q07, respectively.  Two customers individually accounted for more than 10% of net revenues in 3Q07. Net revenues from integrated device manufacturers (IDM’s) represented approximately 20% of net revenues in 3Q07.

The following is the Company’s estimated end-market composition of net revenues:

	3Q06	2Q07	3Q07
Communications	47%	56%	56%
Computers	23%	21%	22%
Consumer	27%	22%	21%
Industrial	2%	0%	0%
Other	1%	1%	1%

Expenses
The Company’s cost of revenues in 3Q07 totaled $77.9 million, down 4% from $81.1 million in 3Q06 and relatively flat with $78.1 million in 2Q07.  Depreciation, amortization and rental expenses totaled $32.3 million, representing 25% of net revenues in 3Q07, compared with $37.9 million, or 28% of net revenues, in 3Q06 and $34.4 million, or 30% of net revenues, in 2Q07.  As compared with 3Q06 and 2Q07, the decreases in depreciation, amortization and rental expenses were primarily attributable to certain machinery and equipment completing their operating lease terms.

The Company’s gross margin for 3Q07 was 39%, down from 41% in 3Q06 and up from 32% in 2Q07.  As compared with 3Q06, the gross margin decrease was primarily due to lower testing volumes.  As compared with 2Q07, the gross margin increase was primarily attributable to increased testing volumes and a slight increase in average selling prices (ASP). This increase in ASP was due to a continued shift in product mix towards more complex devices which require higher ASP testers. The gross margin for IC testing was 44% in 3Q07, compared with 46% in 3Q06 and 36% in 2Q07.  The gross margin for IC packaging was 21% in 3Q07, compared with 17% in 3Q06 and 19% in 2Q07.

The Company’s operating expenses (R&D and SG&A expenses) in 3Q07 totaled $15.9 million, down 1.3% from 3Q06 and 31% from 2Q07. Operating expenses represented 12%, 12% and 20% of the net revenues in 3Q07, 3Q06 and 2Q07, respectively.  As compared to 2Q07, operating expenses in 3Q07 decreased due to the recognition of annual employee cash bonuses and board of director compensation expenses totaling $8.6 million in 2Q07.  Without taking these items into account, operating expenses in 3Q07 represent an increase of 10% compared to 2Q07, primarily attributable to higher general and administrative costs related to the pending privatization transaction of ASE Test. The operating margin for 3Q07 was 27%, down from 29% in 3Q06 and up from 12% in 2Q07.

The Company’s net non-operating income totaled $12.4 million in 3Q07, compared with net non-operating income of $2.4 million in 3Q06 and net non-operating income of $3.2 million in 2Q07. The Company’s non-

operating income is primarily composed of investment income from ASE (Korea) Inc. and Advanced Semiconductor Engineering Inc., or ASE Inc., net interest expense, and the results of our foreign exchange and other non-operational gains/losses.  Investment income from our ownership interest in ASE Korea totaled $4.3 million in 3Q07, down from $5.6 million in 3Q06 and up from $3.0 million in 2Q07. Investment income in 3Q07 also included a cash dividend in the amount of $8.1 million received in respect of the Company’s ownership interest in ASE Inc.. Net interest expense totaled $0.4 million in 3Q07, down from $2.7 million in 3Q06 and down from $0.7 million in 2Q07.  Finally, foreign exchange and other non-operational gains totaled $0.3 million in 3Q07, up from a loss of $0.6 million in 3Q06 and down from a gain of $1.0 million in 2Q07.

During 3Q07, the Company recognized a net income tax expense of $8.7 million, compared with a net income tax expense of $4.6 million in 3Q06 and $14.2 million in 2Q07.  As compared to 3Q06, the increase in our net income tax expense was primarily attributable to the recognition of $3.1 million of withholding tax on dividends received with respect to the company’s ownership of its parent company stock, ASE Inc. As compared to 2Q07, the decrease in our income tax expense was primarily attributable to the recognition of $8.8 million of undistributed earnings tax during 2Q07 and the recognition of higher investment tax credits during 3Q07; these decreases were partially offset by higher income taxes recognized in 3Q07 due to higher pretax income and the recognition of $3.1 million of withholding tax in 3Q07.

At the end of 3Q07, the Company had total headcount of 5,356.  This is up from 5,212 at the end of 2Q07.

Earnings
Net income in 3Q07 was $38.1 million, compared with net income of $37.4 million in 3Q06 and net income of $2.8 million in 2Q07.  Diluted earnings per share were $0.37 in 3Q07, compared with diluted earnings per share of $0.37 in 3Q06 and diluted earnings per share of $0.03 in 2Q07.

U.S. GAAP Adjustment
For 3Q07, the ROC GAAP to U.S. GAAP net income reconciliation totaled $19.0 million and primarily consists of 4 components:
1.	Cash and share bonuses – $9.1 million negative adjustment to net income;
2.	Investment gain – $8.1 million negative adjustment to net income related to cash dividend from ASE Inc.;
3.	Undistributed earnings tax - $2.0 million negative adjustment to net income; and
4.	Other adjustments - $0.2 million positive adjustment related to other items.
Under U.S. GAAP, dividends received in respect of the ownership of parent company stock are not treated as non-operating income as is the case under ROC GAAP; instead, they should be recorded as additional paid-in capital reported within stockholder equity on our balance sheet and, as a result, such dividends do not impact net income.

BUSINESS REVIEW

Testing Business

The Company’s testing revenues for 3Q07 were $99.2 million, down 12% from 3Q06 and up 14% from 2Q07.  The testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	3Q06	2Q07	3Q07
Final Test	64%	62%	62%
Wafer Sort	29%	31%	33%
Engineering Test	7%	7%	5%
Total Test	100%	100%	100%

The gross margin for the testing operations in 3Q07 was 44%, down from 46% in 3Q06 and up from 36% in 2Q07.  As compared to 3Q06, the decrease in this gross margin was primarily due to lower testing volumes.  As compared to 2Q07, the increase in this gross margin was primarily due to an increase in testing volume and a slight increase in ASP.  This ASP increase was primarily a result of a shift in product mix towards testing more complex devices which require higher ASP testers.

The Company spent $37.1 million on testing equipment in 3Q07.  A total of 105 testers were added through purchase, lease and/or consignment while 28 testers were disposed.  At the end of the period, the Company had a total of 854 testers, of which 348 testers were either leased or consigned.

IC Packaging Business
IC packaging revenues for 3Q07 were $29.0 million, up 20% from 3Q06 and up 3% from 2Q07.  IC packaging revenue breakdown by package type is as follows:

Package Type	3Q06	2Q07	3Q07
Substrate & Advanced Leadframe Packages	84%	88%	86%
Traditional Leadframe Packages	16%	12%	14%
Total Package	100%	100%	100%

The gross margin for packaging operations in 3Q07 was 21%, up from 17% in 3Q06 and up from 19% in 2Q07.  The gross margin increase was primarily the result of a shift in product mix towards more advanced packages.  The Company spent $0.4 million on packaging equipment in 3Q07.  The company ended the quarter with 402 wirebonders which is unchanged from 2Q07.

LIQUIDITY AND BALANCE SHEET
As of September 30, 2007, the Company had $240.4 million in cash and current financial assets, an increase of $21.0 million compared with the end of the 2Q07.  The Company had $91.8 million in accounts receivable, which represents an increase of $16.2 million compared with the end of the 2Q07.  The increase in accounts receivable was related primarily to the increase in net sales in 3Q07 and the reduced usage of accounts receivable factoring during this quarter. Total unused credit lines amounted to $173.6 million.  Within the Company’s non-current financial assets, the Company held 206.8 million shares of its parent company, ASE Inc (2311.TW), as of September 30, 2007, recorded at $229.5 million.  Compared to June 30, 2007, this represents an increase by 26.6 million shares as a result of a share dividend distributed in 3Q07. Total debt of $85.8 million was comprised of $20.3 million of current portion of long-term debt, and $65.5 million of long-term debt.  Total debt decreased by $18.8 million during 3Q07. The Company’s debt maturity schedule, as of the end of 3Q07, was as follows:

Amount ($ million)
Within the first year	20.3
During the second year	33.7
During the third year	31.8
During the fourth year	0.0
During the fifth year and thereafter	0.0

EBITDA2 for 3Q07 totaled $72.7 million, as compared to $44.8 million in 2Q07.

CASHFLOW AND CAPITAL EXPENDITURES
As of the end of 3Q07, the Company’s year-to-date operating cashflow was $131.3 million as compared to operating cashflow of $194.2 million during the year-to-date period ended 3Q06. The year-to-date operating cashflow was lower than in the corresponding period in 2006 primarily due to lower net income and changes in operating assets and liabilities during the nine months period ended September 30, 2007, partially offset by a  non-cash gain on fire damage recognized in the corresponding period in 2006.

In 3Q07, total capital expenditures totaled $38.0 million, of which $37.1 million was spent on test equipment, and $0.4 million on IC packaging equipment.

On September 4, 2007, the directors of the Company and the directors of ASE Inc. jointly announced a proposal to privatize the Company by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore and in accordance with the Singapore Code on Take-overs and Merger (the "Code"). Rule 25 of the Code provides, inter alia, that any unaudited profit figures published during an offer period must be reported on by the auditor or reporting accountant and financial adviser in accordance with Rule 25 of the Code. Accordingly, these unaudited nine months period ended September 30, 2007 results will be reported on in accordance with Rule 25 of the Code.

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services.  ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services.  ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

______________
2 EBITDA for any period consists of profit from operating activities before extraordinary gains (including a fire insurance settlement gain recognized in the nine months period ended September 30, 2006) and expenditures plus depreciation expenses.  EBITDA is not a standard measure under ROC GAAP or US GAAP.  EBITDA is a widely used financial indicator of a company’s ability to service and incur debt.  EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities.  EBITDA does not account for taxes, interest expense or other non-operating cash expenses.  In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes.  We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes.  EBITDA presented herein may not be comparable to similarly titled measures presented by other companies.  Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the three months ended			For the nine months period ended
	Sep. 30, 2006	Jun. 30, 2007	Sep. 30, 2007	Sep. 30, 2006	Sep. 30, 2007
ROC GAAP:
Net revenues	136,842	114,988	128,189	408,045	340,430
Cost of revenues	81,110	78,099	77,889	248,700	230,336
Gross profit	55,732	36,889	50,300	159,345	110,094
Operating expense
R&D	5,039	4,311	4,733	15,430	14,146
SG&A	11,044	18,732	11,134	31,570	38,365
Subtotal	16,083	23,043	15,867	47,000	52,511
Operating income	39,649	13,846	34,433	112,345	57,583

Non-operating expense (income)
Interest income	(948)	(811)	(987)	(2,400)	(2,542)
Interest expense	3,632	1,541	1,398	10,536	4,455
Investment income	(5,604)	(2,998)	(12,431)	(13,318)	(19,815)
Others	561	(958)	(345)	(19,011)	(2,755)
Subtotal	(2,359)	(3,226)	(12,365)	(24,193)	(20,657)
Income before tax	42,008	17,072	46,798	136,538	78,240
Income tax expense	4,582	14,241	8,741	18,970	24,809
Net income (ROC GAAP)	37,426	2,831	38,057	117,568	53,431
Net income (U.S. GAAP)	31,737	16,656	19,092	88,589	45,408

Diluted EPS (ROC GAAP)	0.37	0.03	0.37	1.17	0.52
Diluted EPS (U.S. GAAP)	0.32	0.16	0.18	0.88	0.44

Margin Analysis:
Gross margin	40.7%	32.1%	39.2%	39.1%	32.3%
Operating margin	29.0%	12.0%	26.9%	27.5%	16.9%
Net margin (ROC GAAP)	27.3%	2.5%	29.7%	28.8%	15.7%
Net margin (U.S. GAAP)	23.2%	14.5%	14.9%	21.7%	13.3%

Additional Data:
Testing revenues	112,613	86,841	99,198	335,407	259,457
IC packaging revenues	24,229	28,147	28,991	72,638	80,973

Shares outstanding (in thousands)	100,089	100,340	100,920	100,074	100,482
Shares used in diluted EPS calculation(ROC GAAP) (in thousands)	100,239	102,667	103,351	100,235	102,626
Shares used in diluted EPS calculation(U.S. GAAP) (in thousands)	100,142	102,597	103,226	100,128	102,559

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the nine Months Ended Sep. 30, 2006	For the nine Months Ended Sep. 30, 2007
Cash Flows From Operating Activities
Net income	117,568	53,431
Adjustments
Depreciation and amortization	90,310	87,661
Provision (reversal) for doubtful accounts and sales discounts	378	(898)
Gain on insurance settlement and impairment recovery	(32,120)	0
Loss on idle assets	6,349	811
Equity in earnings from equity method investees	(13,318)	(11,704)
Allowance for inventory obsolescence	4,830	1,740
Gain on disposal of assets	(835)	(1,479)
Deferred income taxes	11,292	19,310
Other	1,168	713
Changes in operating assets and liabilities	8,594	(18,248)
Net Cash Provided by Operating Activities	194,216	131,337

Cash Flows From Investing Activities
Acquisition of available-for-sale financial assets-current	(120,828)	(65,613)
Proceeds from sale of available-for-sale financial assets-current	23,405	30,164
Acquisition of properties	(63,886)	(49,327)
Proceeds from sale of properties	16,265	4,776
Proceeds from insurance claims	26,407	0
Decrease (increase) in guarantee deposit paid	(769)	2,472
Decrease (increase) in pledged time deposits	(126)	548
Increase in other assets	(6,788)	(931)
Net Cash Used in Investing Activities	(126,320)	(77,911)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	252	9,050
Increase (decrease) in collection of sold accounts receivable	285	(3,545)
Increase in guarantee deposits received	2,497	(2,500)
Increase in short-term borrowings	2,900	0
Repayments of long-term debts	(84,002)	(34,192)
Net Cash Used in Financing Activities	(78,068)	(31,187)

Effect of exchange of rate changes on cash	2,984	1,233
Net Increase (decrease) in Cash	(7,188)	23,472

Cash, Beginning of Period	138,211	89,715
Cash, End of Period	131,023	113,187

Interest paid	7,829	3,177
Income tax paid	1,332	8,845

Cash paid for acquisitions of properties
Purchase price	71,965	57,290
Increase in payable and obligation under capital leases	(8,079)	(7,963)
	63,886	49,327

ASE Test Limited
Consolidated Balance Sheet
 (US$ thousands)
(unaudited)

	Jun. 30, 2007	Sep. 30, 2007
Cash	105,824	113,187
Financial assets –current	113,612	127,235
Accounts receivable, net	75,612	91,846
Inventories, net	11,973	11,844
Other	27,540	27,618
Total current assets	334,561	371,730

Financial assets –noncurrent	330,610	318,142
Fixed assets, net	350,443	359,108
Intangible assets	22,830	22,845
Other	42,327	38,521
Total assets	1,080,771	1,110,346

Accounts payable	12,169	17,316
Payable for fixed assets	7,465	12,700
Current portion of long-term debt	21,984	20,282
Other current liabilities	39,543	50,180
Total current liabilities	81,161	100,478

Long-term debt	82,665	65,511
Other liabilities	11,548	10,482
Total liabilities	175,374	176,471
Shareholders’ equity	905,397	933,875
Total liabilities & shareholders’ equity	1,080,771	1,110,346